UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE:

On January 4, 2012, Birks & Mayors Inc. (the “Company”) entered into an employment agreement (the “Agreement”) with Jean-Christophe Bédos. Mr. Bédos will be the successor to the Company’s current President & CEO, Mr. Thomas Andruskevich, who had announced in September 2011 that he would be leaving the Company in the Spring of 2012. Effective January 4th and during Mr. Bédos’ first 3 months with the Company, Mr. Bédos will be the Chief Operating Officer reporting to Mr. Andruskevich as the President & CEO and Dr. Lorenzo Rossi di Montelera as the Chairman of the Board, to allow for a smooth transition. As of April 1, 2012, Mr. Bédos will assume the role of the Company’s President & CEO.

Mr. Bédos has over 20 years of experience in merchandising, marketing, branding and product development in the global retail luxury sector. Mr. Bédos was President and Chief Executive Officer of French jeweller Boucheron from May 2004 to June 2011. Prior thereto, he was the Managing Director of Cartier France from 2002 to 2004, and International Executive Manager alongside the President of Richemont International from 2000 to 2002. Mr. Bédos started his career in the jewellery industry at Cartier in 1988. He holds a Master of Science in Management from the London Business School, a LLB in International Law from Université Paris I Sorbonne, a BA (Honours) in European Business from Trent University, Nottingham and a Bachelor of Arts, European Business, from Toulouse Business School.

The Agreement provides Mr. Bédos with a base salary of CDN$700,000, an annual cash bonus set at a minimum of CDN$282,500 for fiscal year ending March 30, 2013, an option to purchase 150,000 shares of the Company’s Class A common stock that will vest over three years and other health and retirement benefits. In the event that Mr. Bédos is terminated without “cause” or resigns for “good reason,” as these terms are defined in the Agreement, the Agreement provides that Mr. Bédos will receive (i) any earned and accrued but unpaid base salary, (ii) up to 12 months of salary in lieu of further salary or severance payments, (iii) certain health benefits for up to twelve months, and (iv) his bonus through the date of termination. Mr. Bédos is prohibited from competing with the Company during his employment and for a period of twelve-months thereafter.

CONTENTS:

The following document of the Registrant is submitted herewith:

99.1 Press Release dated January 4, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Miranda Melfi
Miranda Melfi
Group Vice President, Legal Affairs
Date: January 4, 2012		and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Press release dated January 4, 2012.